Exhibit 99.4

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of December 23, 2013, between NewLead Holdings Ltd., a Bermuda corporation (the “Company”), and the persons signatory to this Agreement (each an “Investor” and together, the “Investors”).

This Agreement is made pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, between the Company and the Investors.

The parties accordingly agree as follows:

ARTICLE I
Definitions.

Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

1.1           “Commission” means the Securities and Exchange Commission.

1.2           “Common Stock” means common shares of the Company, par value $0.01 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

1.3           “Company” is defined in the Preamble.

1.4           “Conversion Shares” means the shares of Common Stock issued or issuable upon conversion of the Debentures.

1.5           “Debentures” means the 12% Convertible Debentures due, subject to the terms therein, twelve months from their date of issuance, issued by the Company to the Purchaser under the Purchase Agreement, in the form of Exhibit A attached thereto.

1.6           “Designated Holder” means a holder of Registrable Securities.

1.7           “Effective Date” means the date on which the Commission declares a Registration Statement effective.

1.8           “Effectiveness Period” means the period commencing on the Effective Date and ending on the earlier of (i) for a period of three (3) years after the Registration Statement first becomes effective; (ii) if such Registration Statement is related to an underwritten offering, for such period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, or (iii) for such shorter period as will terminated when all of the Registrable Securities covered by such Registration Statement have been disposed of in accordance with such Registration Statement or otherwise no longer meet the definition of Registrable Securities.

1.9           “Event” is defined in Section 2.4.

1.10         “Event Date” is defined in Section 2.4.

1.11         “Exchange Act” means the Securities Exchange Act of 1934, as amended, the rules and regulations of the Commission promulgated thereunder, and any successor statute.

1.12         “Holder” or “Holders” means the Investors and any other person holding Registrable Securities or any of their respective affiliates or transferees to the extent any of them hold Registrable Securities, other than those purchasing Registrable Securities in a market transaction.

1.13         “Indemnified Party” is defined in Section 6.3.

1.14         “Indemnifying Party” is defined in Section 6.3.

1.15         “Majority Holders” means holders of at least two-thirds (2/3), by number of shares, of the Registrable Securities.

1.16         “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

1.17         “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

1.18         “Purchase Agreement” is defined in the Preamble.

1.19         “Registrable Securities” means the (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing or the Preferred Shares, provided, that any of the foregoing securities shall cease to be Registrable Securities upon the earliest to occur of the following: (A) a sale pursuant to an effective Registration Statement (b) a sale pursuant to Rule 144 or any similar provision then in force under the Securities Act (in which case, only such security sold shall cease to be a Registrable Security); (C) eligibility for sale without current public information requirements and volume or manner of sale restrictions; or (D) when such securities shall cease to be outstanding.

1.20         “Registration Statement” means each registration statement required to be filed hereunder, including the Prospectus therein, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement. Notwithstanding the foregoing, Registration Statement excludes a registration statement on Form F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity.

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1.21         “Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

1.22         “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

1.23         “Securities Act” means the Securities Act of 1933, as amended, the rules and regulations of the Commission promulgated thereunder and any successor statute.

1.24         “Trading Market” means any of the NASD Over The Counter Bulletin Board, NASDAQ Capital Market, the NASDAQ Global Market, the American Stock Exchange or the New York Stock Exchange.

1.25         “Warrants” means the common stock purchase warrants issued in connection with the Purchase Agreement.

1.26         “Warrant Shares” means the shares of Common Stock issued or issuable upon exercise of the Warrants.

ARTICLE II
COMPANY REGISTRATION

2.1          Notice of Registration. If at any time or from time to time the Company shall determine to register any of its Common Stock exclusively for cash, either for its own account or the account of security holders, other than (i) a registration on Form S-8 or otherwise relating solely to employee benefit plans, (ii) a registration on Form F-4, (iii) a registration on any other form which does not permit secondary sales, or (iv) a registration on any other form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, the Company shall:

(a)          promptly give to each Holder written notice thereof; and

(b)          except as set forth in Section 3.2, include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all Registrable Securities as are specified in a written request or requests, actually received by the Company within 20 days after receipt of such written notice from the Company, by any Holder.

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2.2           Underwritten Offerings. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.1. In such event the right of any Holder to registration pursuant to Section 2.1 shall be conditioned (i) upon such Holder’s participation in such underwriting on the basis provided in any such underwriting arrangements approved by the Company; (ii) the Holder’s completion and execution of all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement; and (iii) and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. The foregoing shall include, without limitation, such powers of attorney and escrow agreements as the underwriters may require. Notwithstanding any other provision of Article II, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration, it being understood that the shares proposed to sold by the Company in such underwriting shall be given priority and shall not be subject to any such limitation vis-a-vis the Registrable Securities. The Company shall so advise all Holders and other holders distributing their securities through such underwriting, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Holders and such other holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders and such other holders at the time of filing the registration statement. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder to the nearest 100 shares. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

The Registrable Securities so excluded or withdrawn shall also be excluded or withdrawn from registration, and neither such Registrable Securities nor any securities convertible into or exchangeable or exercisable for Common Stock shall be sold in any public sale or other distribution, without the prior written consent of the Company or such underwriters, for such period of time before and after (not to exceed thirty (30) days before and one hundred eighty (180) days after) the effective date of the registration statement relating thereto as the underwriters may require.

2.3           Holdback Agreements. To the extent not inconsistent with applicable law, in connection with a public offering of securities of the Company, upon the request of the Company or the underwriter, in the case of an underwritten public offering of the Company’s securities, each Designated Holder holding more than 1% of the outstanding Common Stock will not effect any public sale or distribution (other than those included in the registration statement being filed with respect to such public offering) of any securities of the Company, or any securities, options or rights convertible into or exchangeable or exercisable for such securities during the fourteen (14) days prior to the and the 90-day period beginning on such effective date, unless (in the case of an underwritten public offering) the managing underwriters otherwise agree to a shorter period of time. The Company shall have the right at any time to suspend the filing of a Registration Statement under this Section 2.3 or require that the Designated Holders of Registrable Securities suspend further open market offers and sales of Registrable Securities pursuant to a Registration Statement filed hereunder for a period not to exceed an aggregate of 45 days in any six consecutive month period or an aggregate of 90 days in any twelve consecutive month period for valid business reasons (not including avoidance of their obligations hereunder) (i) to avoid premature public disclosure of a pending corporate transaction, including pending acquisitions or divestitures of assets, mergers and combinations and similar events; and (ii) upon the occurrence of any of the events specified in Sections 3.1(f) or 3.1(h).

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2.4          Company Termination of Registration. The Company reserves the right to terminate any registration under this Article II at any time and for any reason without liability to any Holder.

ARTICLE III
Registration Procedures

3.1          Registration Procedures. If and whenever the Company is required by the provisions of Article II hereof to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a)          prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, respond as promptly as possible to any comments received from the Commission, and use its commercially reasonable efforts to cause such Registration Statement to become and remain effective for the Effectiveness Period with respect thereto, and each Investor shall have the opportunity to object to any information pertaining to itself that is contained therein and the Company will make the corrections reasonably requested by the Investor with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto;

(b)          prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement and to keep such Registration Statement effective until the expiration of the Effectiveness Period applicable to such Registration Statement;

(c)          furnish to each Investor such number of copies of the Registration Statement and the Prospectus included therein (including each preliminary Prospectus and any amendments and supplements to the Registration Statement and the Prospectus) and such other documents as the Investor reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by such Registration Statement;

(d)          use its commercially reasonable efforts to register or qualify each Investor’s Registrable Securities covered by such Registration Statement under the securities or “blue sky” laws of such jurisdictions within the United States as the Investor may reasonably request and do any and all other acts and things which may be reasonably necessary or advisable to enable the Investor to consummate the disposition in such jurisdiction of the Registrable Securities, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

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(e)          cause all Registrable Securities covered by such Registration Statement to be listed with any securities exchange on which the Common Stock of the Company is then listed and, if the Common Stock is not then listed, list the Registrable Securities on Nasdaq or a national securities exchange selected by the Company;

(f)          immediately notify each Investor at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of the Investor, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein not misleading;

(g)          make available for inspection by each Investor and any attorney, accountant or other agent retained by the Investor, all publicly available, non-confidential financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors and employees to supply all publicly available, non-confidential information reasonably requested by the attorney, accountant or agent of the Investor;

(h)          notify each seller of Registrable Securities of any stop order issued or threatened by the Commission;

(i)           provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(j)           if requested, cause to be delivered, immediately prior to the effectiveness of the Registration Statement, letters from the Company’s independent certified public accountants addressed to each Investor (unless the Investor does not provide to such accountants the appropriate representation letter required by rules governing the accounting profession) stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be

(k)          cause its counsel to provide a legal opinion, dated the effective date of such Registration Statement (and, if such registration includes an underwritten offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

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(l)          at all times after the Company has filed a Registration Statement with the SEC pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and take such further action as each Investor may reasonably request, all to the extent required to enable the Investor to be eligible to sell Registrable Securities pursuant to Rule 144 (or any similar rule then in effect).

3.2          Conditions Precedent to the Company’s Obligations Pursuant to this Agreement. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that each of the Designated Holders whose Registrable Securities are to be registered pursuant to this Agreement shall furnish such Designated Holder’s written agreement to be bound by the terms and conditions of this Agreement prior to performance by the Company of its obligations under this Agreement. By executing and delivering this Agreement each Designated Holder represents and warrants that the information concerning, and representations and warranties by, such Designated Holder, including information concerning the securities of the Company held, beneficially or of record, by such Designated Holder, furnished to the Company pursuant to the Purchase Agreement or otherwise, are true and correct in all material respects as if the same were represented and warranted on the date any Registration Statement required pursuant to this Agreement is filed with the SEC or the date of filing with the SEC of any amendment thereto, and each Designated Holder covenants to promptly notify the Company in writing of any change in any such information, representation or warranty and to refrain from offering or disposing of any securities pursuant to any Registration Statement until the Company has reflected such change in such Registration Statement. By executing and delivering this Agreement, each Designated Holder further agrees to furnish any additional information or consents as the Company may reasonably request in connection with any action to be taken by the Company pursuant to this Agreement.

3.3          Material Non-Public Information. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the Commission, the Company may delay the disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Company, in the best interests of the Company (a “Grace Period”); provided, however, the Company shall promptly (i) notify the Holders in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not disclose the content of such material non-public information to the Holders) or the need to file a post-effective amendment, as applicable, and the date on which such Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends; provided, further, that no single Grace Period shall exceed thirty (30) consecutive days, and during any three hundred sixty-five (365) day period, the aggregate of all Grace Periods shall not exceed an aggregate of sixty (60) days (each Grace Period complying with this provision being an “Allowable Grace Period”). In the event the Company does disclose the content of such material non-public information that is the subject of subpart (i) above to any Holder without its consent, the Company shall make public disclosure of such material nonpublic information within two (2) Trading Days of such disclosure and no Grace Period shall apply. For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) above and shall end on and include the later of the date the Holders receive the notice referred to in clause (ii) above and the date referred to in such notice; provided, however, that no Grace Period shall be longer than an Allowable Grace Period. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates to a transferee of a Holder in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale prior to the Holder’s receipt of the notice of a Grace Period and for which the Holder has not yet settled.

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ARTICLE IV
Registration Expenses.

4.1           Registration Expenses. All expenses relating to the Company’s compliance with Articles II and III hereof, including, without limitation, all registration, filing and listing application fees, costs of distributing any prospectuses and supplements thereto, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of FINRA, transfer taxes, fees of transfer agents and registrars, fees of, and disbursements incurred by, one counsel for the Holders (collectively, the “Registration Expenses”) shall be borne by the Company. The obligation of the Company to bear the Registration Expenses shall apply irrespective of whether a registration, becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur.

4.2           Selling Expenses. All underwriting discounts and selling commissions applicable to the sale of Registrable Securities, and any fees and disbursements of any counsel to the Holders beyond those included in Registration Expenses (collectively, the “Selling Expenses”) shall be borne by the Holders in proportion to the aggregate selling price of the Registrable Securities of each Holder to be so registered, including, without limitation, the following: underwriting fees, discounts and expenses, if any, applicable to any Designated Holder’s Registrable Securities, fees and disbursements of counsel or other professionals that any Designated Holder may choose to retain in connection with a Registration Statement filed pursuant to this Agreement (except as otherwise provided herein); selling commissions or stock transfer taxes applicable to the Registrable Securities registered on behalf of any Designated Holder; any other expenses incurred by or on behalf of such Designated Holder in connection with the offer and sale of such Designated Holder’s Registrable Securities other than expenses that the Company is expressly obligated to pay pursuant to this Agreement.

ARTICLE V
Indemnification.

5.1           Company Indemnification. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless each Holder, and its officers, directors and each other person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Holder, or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable “blue sky” laws, and shall reimburse such Holder, and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an (x) untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by or on behalf of a Holder specifically for use in any such document or (y) use of a Registration Statement or the related prospectus during a period when a stop order has been issued in respect of such Registration Statement or any proceedings for that purpose have been initiated or use of a prospectus when use of such prospectus has been suspended pursuant to Sections 3.1(f) or 3.1(h); provided that in each case, that such Holder was given five days prior written notice by the Company of such stop order, initiation of proceedings or suspension from the Company. In no even, however, shall the Company be liable for indirect, incidental or consequential or special damages of any kind.

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5.2           Holder Indemnification. Each Holder of Registrable Securities included in a Registration Statement pursuant to this Agreement shall indemnify and hold harmless the Company, and its officers, directors and each other person, if any, who controls the Company within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are (i) based upon (a) the purchase or sale of Registrable Securities during a suspension as set forth in Sections 3.1(f) or 3.1(h) hereof, in each case after written notice of such suspension was given to the Designated Holder pursuant to the terms hereof or (b) any untrue statement or alleged untrue statement of any material fact which was furnished in writing by the Holder to the Company expressly for use in (and such information is contained in) the Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or (ii) arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse the Company and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that a Holder shall be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing to the Company by or on behalf of such Holder specifically for use in any such document. Notwithstanding the provisions of this paragraph, a Holder shall not be required to indemnify any person or entity in excess of the amount of the aggregate net proceeds received by the Holder in respect of Registrable Securities in connection with any such registration under the Securities Act.

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5.3           Indemnification Procedures. Promptly after receipt by a party entitled to claim indemnification hereunder (an “Indemnified Party”) of notice of the commencement of any action, such Indemnified Party shall, if a claim for indemnification in respect thereof is to be made against a party hereto obligated to indemnify such Indemnified Party (an “Indemnifying Party”), notify the Indemnifying Party in writing thereof, but the omission so to notify the Indemnifying Party shall not relieve it from any liability which it may have to such Indemnified Party other than under this Section 5.3 and shall only relieve it from any liability which it may have to such Indemnified Party under this Section 5.3 if and to the extent the Indemnifying Party is prejudiced by such omission. In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such Indemnified Party, and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume and undertake the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under this Section 5.3 for any legal expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; if the Indemnified Party retains its own counsel, then the Indemnified Party shall pay all fees, costs and expenses of such counsel; provided, however, that, if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, the Indemnified Party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.

5.4           Contribution. In order to provide for just and equitable contribution in the event of joint liability under the Securities Act in any case in which either (i) a Holder, or any officer, director or controlling person of a Holder, makes a claim for indemnification pursuant to this Section 5.4 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5.4 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of a Holder or such officer, director or controlling person of the Holder in circumstances for which indemnification is provided under this Section 5.4; then, and in each such case, the Company and the Holder shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Holder is responsible only for the portion represented by the percentage that the public offering price of its securities offered by the Registration Statement bears to the public offering price of all securities offered by such Registration Statement, provided, however, that, in any such case, (A) the Investor shall not be required to contribute any amount in excess of the public offering price of all such securities offered by it pursuant to such Registration Statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

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5.5           Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

ARTICLE VI
Miscellaneous.

6.1           Compliance. Each Holder covenants and agrees that it shall comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to any Registration Statement.

6.2           Discontinued Disposition. Each Holder agrees by its acquisition of Registrable Securities that, upon receipt of a notice from the Company of the occurrence of a Discontinuation Event (as defined below), such Holder shall forthwith discontinue disposition of such Registrable Securities under the applicable Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this Section 6.2. For purposes of this Agreement, a “Discontinuation Event” shall mean (i) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); (ii) any request by the Commission or any other Federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information; (iii) the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and/or (v) the occurrence of any event or passage of time that makes the financial statements included in such Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.3           Transfer of Registration Rights. The rights to cause the Company to register securities granted to Holders under Article II may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by a Holder, provided that: (i) such transfer may otherwise be effected in accordance with applicable securities laws, and (ii) written notice thereof is promptly given to the Company. Notwithstanding the foregoing, the rights to cause the Company to register securities may be assigned to any constituent partner or affiliate of a Holder, without compliance with item (ii) above

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6.4          Entire Agreement. This Agreement together with the Purchase Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof. No provision of this Agreement may be explained or qualified by any prior or contemporaneous understanding, negotiation, discussion, conduct, or course of conduct or by any trade usage, and, except as otherwise expressly stated herein, there is no condition precedent to the effectiveness of any provision hereof. No party has relied on any representation, warranty, or agreement of any person in entering this Agreement, except those expressly stated herein.

6.5          Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

6.6          Amendments; Waivers; Remedies.

(a)          This Agreement cannot be amended, except by a writing signed by each party, or terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

(b)          Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c)          Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

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6.7          Notices. Notices hereunder shall be given in accordance with the Purchase Agreement.

6.8          Successors and Assigns. Subject to the provisions of Section 6.3, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Registrable Securities.

6.9          Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

6.10        Choice of Law and Forum; Service of Process.

(a)          THIS AGREEMENT AND THE OTHER RELATED AGREEMENTS SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

(b)          THE COMPANY HEREBY CONSENTS AND AGREES THAT THE STATE AND/OR FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE COMPANY, ON THE ONE HAND, AND ANY CREDITOR PARTY, ON THE OTHER HAND, PERTAINING TO THIS AGREEMENT OR ANY OF THE RELATED AGREEMENTS OR TO ANY MATTER ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE OTHER RELATED AGREEMENTS; PROVIDED, THAT EACH CREDITOR PARTY AND THE COMPANY ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF THE COUNTY OF NEW YORK, STATE OF NEW YORK; AND FURTHER PROVIDED, THAT, NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE ANY CREDITOR PARTY FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO COLLECT THE OBLIGATIONS, TO REALIZE ON THE COLLATERAL (AS DEFINED IN THE MASTER SECURITY AGREEMENT) OR ANY OTHER SECURITY FOR THE OBLIGATIONS (AS DEFINED IN THE MASTER SECURITY AGREEMENT), OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF ANY CREDITOR PARTY. THE COMPANY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE COMPANY HEREBY WAIVES ANY OBJECTION THAT IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS. THE COMPANY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO THE COMPANY AT THE ADDRESS SET FORTH IN THE PURCHASE AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF THE COMPANY’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

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(c)          THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND/OR OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE BETWEEN ANY CREDITOR PARTY AND/OR THE COMPANY ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT, ANY OTHER RELATED AGREEMENT OR THE TRANSACTIONS RELATED HERETO OR THERETO.

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

NEWLEAD HOLDINGS LTD.

By:	/s/ Antonis Bertsos
Name: Antonis Bertsos
Title: CFO

DOMINION CAPITAL LLC
By: Dominion Capital Holdings, LLC, Manager

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: President

Address for Notices:

341 West 38th Street, Suite 800
New York, NY 10018

Attention: Mikhail Gurevich
Facsimile: (708) 844-2883

with copy to:

Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Fasimile No.: (212) 504-3013